UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
SolStar Space Company

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 1, 2017

Physical address of issuer
150 Washington Avenue, Santa Fe , NM

Website of issuer
http://solstarspace.com

Current number of employees
3

Filer EDGAR CIK

0001738704

Filer EDGAR CCC

aLQP*R6j

Filer EDGAR Password
@solstar2025

Submission Contact Person Information

      Name
      Brian Barnett

      Phone Number
      (505) 934-6528

      Email Address
      barnett@solstarspace.com

      Notification Email Address
      barnett@solstarspace.com

Signatories

      Name
      Brian Barnett

      Signature

      Title
      Founder & CEO

      Email
      barnett@solstarspace.com

      Date
      February 19, 2026